FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Notice to the market dated October 27, 2008.

Item 1

Cosan Limited

Notice to the Market

Private Placement and Subscription Offer Results

São Paulo, October 27, 2008. Cosan Limited announces the results of the subscription of its class A common shares by certain investment funds managed by affiliates of Gávea Investimentos Ltda. and by Mr. Rubens Ometto Silveira Mello, the indirect controlling shareholder of the Company.

In accordance with the terms of the private placement announced on October 16, 2008, (i) the Gávea Funds subscribed 33,333,333 class A common shares and/or Brazilian Depositary Receipts, or “BDRs”, each representing one class A common share, at the issue price of US$4.50 per share and/or BDR, in the amount of US$150 million; and (ii) Mr. Rubens Ometto Silveira Mello subscribed, through an entity controlled by him, 11,111,111 new class A common shares at the same price, in the amount of US$50 million.

Holders of class A common shares or BDRs who were either (i) not “U.S. persons” (as such term is defined in Regulation S under the Securities Act) or (ii) “qualified institutional buyers” (as such term is defined in Rule 144A under the Securities Act) were, pursuant to exemptions from registration under applicable U.S. securities laws, eligible to subscribe for the number of new class A common shares or BDRs, as the case may be, equivalent to their respective percentage share ownership in the Company as of the record date of October 2, 2008 at US$4.50 per share and/or BDR.

As a result of the private placement and the subscription offer, the Company issued 44,444,529 new class A common shares and/or BDRs and its share capital now consists of:

Shareholder	class A shares and/or BDRs	%	Class B Shares	%
Queluz Holding Limited (1)	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool (1)	-	0	30,010,278	31.15
Aguassanta Participações S.A. (1)	5,000,000	2.87	-
Gávea Funds(2)	33,333,333	19.12	-
Others	124,910,897	71.64	-
Total	174,355,341	100.00	96,332,044	100.00
_________
(1) Company indirectly controlled by Mr. Rubens Ometto Silveira Mello.
(2) Subscribed in the private placement.

São Paulo, October 27, 2008

Paulo Diniz
Legal Representative

The securities offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The securities offered will not be registered in any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 28, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer